PROMISSORY NOTE

$6,500,000.00	April 1, 2010
Atlanta, Georgia

FOR VALUE RECEIVED, Williams Realty Fund I, LLC ("Fund I") promises to pay to the order of Williams Opportunity Fund, LLC or its assigns ("Payee" or "Holder") the principal sum of SIX MILLION FIVE HUNDRED THOUSAND DOLLARS ($6,500,000.00), in legal tender of the United States, with interest thereon at the rate of 4.25% per annum (which is the current prime rate plus 1%), from the date of this Promissory Note (this "Note"), on the unpaid principal balance until paid.  The entire principal balance of this Note, together with all accrued and unpaid interest thereon shall be due and payable to Payee at One Overton Park, 3625 Cumberland Blvd, Suite 400, Atlanta, GA 30339 or at such other place as Payee may designate in writing, on April 29, 2011 (the "Maturity Date").  In the event this Note is not paid with ten (10) days following the Maturity Date, interest on the then outstanding principal amount of this Note shall thereafter accrue at the rate of ten percent (10%) per annum until this Note is paid in full. TIME SHALL BE OF THE ESSENCE OF THIS NOTE.  Fund I acknowledges and agrees that this Note contains the entire agreement between Fund I and Payee regarding the indebtedness evidenced hereby and that there are no prior or contemporaneous agreements between Fund I or any of its members and Payee limiting or affecting Payee’s right to demand payment under this Note at any time.

Should this Note, or any part of the indebtedness evidenced hereby, be collected by law or through an attorney-at-law, Fund I agrees to pay, and the Holder shall be entitled to collect, reasonable attorney's fees actually incurred, and all costs of collection, whether or not suit be brought.

This Note may be prepaid at any time, and from time to time, in whole or in part, without premium or penalty, but with interest thereon through the date of prepayment.  Any payments on this Note shall first be applied to any costs and fees (including reasonable attorneys’ fees) actually incurred in connection with the collection of this Note, then to accrued but unpaid interest, and then to outstanding principal.

Presentment for payment, demand, protest and notice of demand, protest and nonpayment and all other notices are hereby waived by the undersigned, who hereby further waives and renounces, to the fullest extent permitted by law, all rights to the benefits of any statute of limitations, moratorium, reinstatement, marshalling, forbearance, valuation, stay, extension, redemption, appraisement, exemption and homestead now or hereafter provided by the Constitution and laws of the United States of America and of each state thereof, both as to itself and in and to all of its property, real and personal, against the enforcement and collection of the obligations evidenced by this Note.  This Note may not be changed orally, but only by an agreement in writing signed by Payee.

From time to time, without affecting the obligation of Fund I to pay the outstanding principal balance of this Note and to observe the covenants of Fund I contained herein, and without liability on the part of the Holder, Holder may, at the option of Holder and with or without the consent of Fund I, extend the time for payment of said outstanding principal balance and interest accrued thereon, or any part thereof, reduce the payments thereon, release anyone liable on any of said outstanding principal balance, accept a renewal of this Note, modify the terms and time of payment of said outstanding principal balance and interest accrued thereon or join in any extension or subordination agreement, and agree in writing with Fund I to modify the rate of interest or period of amortization of this Note or change the amount payable hereunder.  No one or more of such actions shall constitute a novation.

If from any circumstances whatsoever fulfillment of any provision of this Note, at the time performance of such provision shall be due, shall involve transcending the limit of validity presently prescribed by any applicable usury statute or any other applicable law, with regard to obligations of like character and amount, then ipso facto the obligation to be fulfilled shall be reduced to the limit of such validity, so that in no way shall any exaction be possible under this Note that is in excess of the current limit of validity, but such obligation shall be fulfilled to the limit of validity.  Any payments charged to Fund I or collected by Holder that would constitute interest in excess of any applicable legal limit shall be applied by Holder to the reduction of the unpaid principal amount due hereunder or, if said principal amount is fully paid, returned to Fund I.

Notices and other communications pertaining to this Note shall be in writing and shall be deemed effectively given if delivered in person (including delivery by commercial courier service) or mailed U.S. certified mail, return receipt requested, postage prepaid, to Fund I or Holder at the addresses listed below:

if to Fund I:	Williams Realty Fund I, LLC
c/o Williams Realty Advisors, LLC
3625 Cumberland Boulevard, Suite 400
Atlanta, Georgia 30339
Attention: Michael J. Cronin, Chief Financial Officer

if to Holder:	Williams Opportunity Fund, LLC
3625 Cumberland Boulevard, Suite 400
Atlanta, Georgia 30339
Attention: Leonard A. Silverstein, General Counsel

Fund I hereby warrants, represents and covenants that no funds disbursed hereunder shall be used for personal, family or household purposes.

Fund I is and shall be obligated to pay principal, interest and any and all other amounts which become payable hereunder absolutely and unconditionally and without any abatement, postponement, diminution or deduction and without any reduction for counterclaim or setoff.

This Note and the rights and obligations of the parties hereunder shall be construed and interpreted in accordance with the laws of the State of Georgia (excluding the laws applicable to conflicts or choice of law).  Fund I hereby submits to personal jurisdiction and venue in the Superior Court of Cobb County, Georgia and waives any and all rights under Georgia law to object to jurisdiction and venue in the Superior Court of Cobb County, Georgia for the purposes of any action, suit, proceeding or litigation to enforce such obligations of Fund I.

IN WITNESS WHEREOF, the undersigned has executed this Note under seal as of the date first above written.

Williams Realty Fund I, LLC

By:	Williams Realty Fund Manager I, LLC, its manager

By:	Williams Realty Advisors, LLC, its manager

By:	(Seal)
John A. Williams, Chief Executive Officer